UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

World Heart Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

980905-20-2

(CUSIP Number)

Ms. Barbara R. Madsen

MQP Dissolution, Inc. (f/k/a MedQuest Products, Inc.)

4750 Wiley Post Way, Suite 120

Salt Lake City, Utah 84116

(801) 355-6255

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

   January 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.980905-20-2		Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MQP Dissolution, Inc. (formerly known as “MedQuest Products, Inc.”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
	7	SOLE VOTING POWER 4,175,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,175,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer

This Schedule 13D relates to the common shares of World Heart Corporation (“WorldHeart”).  The address of the principal executive office of WorldHeart is 7799 Pardee Lane, Oakland, California 94621.

Item 2.  Identity and Background

This Schedule 13D is filed by MQP Dissolution, Inc. (f/k/a MedQuest Products, Inc.), a Utah corporation (the “Company”).  The Company’s principal business is to implement a plan of liquidation with respect to the Company’s prior business of developing medical device products.  The address of the Company’s principal business and principal office is 4750 Wiley Post Way, Suite 120, Salt Lake City, Utah 84116.

The executive officers of the Company are Barbara R. Madsen and Pratap Khanwilkar.  The directors of the Company are Barbara R. Madsen, Pratap Khanwilkar and James W. Long, M.D.  The business address of each of the executive officers and directors is the same as the Company’s principal office.  Barbara R. Madsen’s principal occupation is serving as the President of the Company.  Pratap Khanwilkar’s principal occupation is serving as a Vice President of WorldHeart.  WorldHeart’s principal business is the development and sale of medical device products.  The principal occupation of James W. Long, M.D. is practicing as a licensed physician with InterMountain Health Care, 8th Avenue & C Street, Salt Lake City, Utah 84103.

Maverick Venture Management, LLC, a Nevada limited liability company (“Maverick”), owns approximately 82.8% of the outstanding shares of the Company and is deemed to be a control person of the Company.  The principal business of Maverick is to manage private investments.  The address of Maverick’s principal business and principal office is 737 Bryant Street, Palo Alto, California 94301.  Maverick is controlled by Kevin R. Compton and Gayla J. Compton, each of whom is a manager of Maverick.  The business address of each of Mr. and Mrs. Compton is the same as Maverick’s principal office.  Mr. Compton’s principal occupation is serving as a partner of Kleiner Perkins Caufield & Byers, a venture capital firm, 2750 Sand Hill Road, Menlo Park, California 94025.  Mrs. Compton’s principal occupation is serving as a homemaker.

All of the executive officers and directors of the Company, Kevin R. Compton and Gayla J. Compton are citizens of the United States of America.  The executive officers and directors of the Company, Maverick, Kevin R. Compton and Gayla J. Compton are referred to herein individually as an “MQP Affiliate.”

During the last five years, neither the Company nor any MQP Affiliate has been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On July 29, 2005, WorldHeart issued 9,300,000 common shares to the Company in exchange for substantially all of the Company’s assets pursuant to the Asset Purchase Agreement dated January 31, 2005 between the Company and WorldHeart, as amended (the “Asset Purchase Agreement”).  The Company has not used any of its own funds to purchase common shares of WorldHeart.

Item 4.  Purpose of Transaction

The Company acquired WorldHeart common shares in exchange for substantially all of its assets pursuant to the Asset Purchase Agreement.  The Board of Directors and shareholders of the Company have approved a plan of liquidation which contemplates that the WorldHeart common shares held by the Company will be used primarily for distribution to the shareholders of the Company in one or more liquidating distributions and for working capital purposes, as needed.

On January 6, 2006, the Company sold 87,436 common shares at $0.5416 per share.  On January 9, 2006, the Company sold 37,564 common shares at $0.5494 per share.  Both sales were effected in open market transactions and were made for the purpose of providing working capital for the Company’s plan of liquidation.  On January 25, 2006, the Company made an initial liquidating distribution of 5,000,000 common shares to the shareholders of the Company.  In the distribution, 4,138,454 common shares were received by Maverick.  Following these transactions, the Company held 4,175,000 common shares, of which 930,000 are being held in escrow pursuant to the terms of the Asset Purchase Agreement.

Except as described above or as contemplated in Item 6 below, neither the Company nor any MQP Affiliate has any present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)

The Company beneficially owns 4,175,000 common shares of WorldHeart, which represents approximately 7.5% of the outstanding common shares.  Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, each of the executive officers and directors of the Company disclaims beneficial ownership of any shares owned by the Company for which they may be deemed to be beneficial owners.  The executive officers and directors of the Company have individual beneficial ownership as follows: Barbara R. Madsen, 62,166 common shares, representing less than 1.0% of the outstanding common shares; Pratap Khanwilkar, 172,997 common shares, representing less than 1.0% of the outstanding common shares; and James W. Long, M.D., 211,459 common shares, representing less than 1.0% of the outstanding common shares.

Maverick beneficially owns 17,202,343 common shares of WorldHeart, which represents approximately 31.0% of the outstanding common shares.  Each of Mr. and Mrs. Compton are deemed to be the beneficial owners of all shares owned by Maverick.  Each of Mr. and Mrs. Compton disclaims beneficial ownership of all shares that are not held directly by Maverick pursuant to Rule 13d-4.

(b)

The Company has sole power to vote and dispose of 4,175,000 common shares.  Barbara R. Madsen has sole power to vote and dispose of 62,166 common shares.  Pratap Khanwilkar has sole power to vote and dispose of 172,997 common shares.  James W. Long, M.D. has sole power to vote and dispose of 211,459 common shares.

Maverick has sole power to vote and dispose of 13,027,343 common shares and has shared power to vote and dispose of 4,175,000 common shares which are held by the Company.  Each of Mr. and Mrs. Compton has shared power to vote and dispose of the 13,027,343 common shares held by Maverick and are deemed to have shared power to vote and dispose of the 4,175,000 common shares held by the Company by virtue of their control position.  As indicated above, each of Mr. and Mrs. Compton disclaims beneficial ownership of all shares that are not held directly by Maverick pursuant to Rule 13d-4.

(c)

Except as described in Item 4 above, during the 60 days prior to the date of this filing, neither the Company nor any MQP Affiliate has effected any transactions in the common shares.

(d)

To the knowledge of the Company, no person other than the respective owners identified above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares.  Ten percent of the common shares owned by the Company are subject to the terms of an escrow agreement, as described below.

(e)

N/A.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of the Escrow Agreement dated July 29, 2005 by and among WorldHeart, the Company and CIBC Mellon Trust Company, 10% of the 9,300,000 common shares issued to the Company are being held in escrow until July 31, 2006, and WorldHeart may make a claim against those common shares for any damages suffered by WorldHeart arising as a result of a breach by the Company of the Asset Purchase Agreement.

Pursuant to the Purchase Agreement dated January 31, 2005 between WorldHeart and Maverick, Maverick is entitled to nominate up to two directors of WorldHeart, depending on the percentage ownership of common shares held by Maverick.

Item 7.  Material to be Filed as Exhibits

N/A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2006

/s/ Barbara R. Madsen

Date

Signature

Barbara R. Madsen, President

Name/Title